Exhibit 99.1

Cellectis to Present at the 2017 Annual Conference of the American Association for Cancer Research

NEW YORK--(BUSINESS WIRE)--March 29, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that data on its gene-edited allogeneic CAR T-cells will be presented at the American Association for Cancer Research (AACR) Annual Meeting. This includes both wholly-controlled Cellectis programs and Pfizer/Cellectis collaboration programs. The meeting will be held from April 1st to April 5th, 2017 in Washington, D.C., USA.

Cellectis presentation:

  UCART22: An Allogeneic Adoptive Immunotherapy for Leukemia Targeting CD22 with CAR T-cells

Agnès Gouble1, Cécile Schiffer-Mannioui1, Séverine Thomas1, Anne-Sophie Gautron1, Laurent Poirot1, Julianne Smith2.
1Cellectis, Paris, France; 2Cellectis, New York, NY

Innate Effectors in Immunity to Cancer session – section 30
April 4, 2017, 8:00 AM - 12:00 PM Eastern Time

Pfizer/Cellectis presentations:

  Allogeneic EGFRvIII Chimeric Antigen Receptor T Cells for Treatment of Glioblastoma

Oi Kwan Wong1, Mathilde Dusseaux2, Jing-Tyan Ma1, Melinda Au1, Sophie Leduc2, Joyce Chou1, Jessica M. Yu1, Marjorie Bateman1, Thomas Pertel1, Kevin C. Lindquist1, Julianne Smith3, Barbra Sasu1, Shu-Hui Liu1.
1Pfizer Inc., South San Francisco, CA; 2Cellectis, Paris, France; 3Cellectis, New York, USA

Innate Effectors in Immunity to Cancer session – section 30
April 4, 2017, 8:00 AM - 12:00 PM Eastern Time

  Differential modulation of the PD-1 pathway impacts the anti-tumor activity of CAR T cells

Regina J. Lin1, Anne-Sophie Gautron2, Laurent Poirot2, Oi Kwan Wong1, Barbra Sasu1, Bijan Boldajipour1.
1Pfizer, South San Francisco, CA; 2Cellectis, Paris, France; 3Cellectis, New York, USA

Late-Breaking Research: Immunology session – section 35
April 4, 2017, 8:00 AM - 12:00 PM Eastern Time

Collaboration with Pfizer

In June 2014, Cellectis and Pfizer began collaborating on a joint clinical development program for UCAR-T therapies, in the field of oncology, directed at numerous targets selected by Pfizer and several targets selected by Cellectis.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases as well as its pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Cellectis
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
IR:
Cellectis
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com